Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO INCREASES MINING RESERVES 415%
TO 47 MILLION SILVER EQUIVALENT OUNCES

January 29, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to announce the results of an updated Resource and Reserve audit for its La Guitarra silver/gold mine and Temascaltepec Mining District. Reserves and Resources are reported as of December 16, 2009 in accordance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The Qualified Persons under NI 43-101 for this Reserve and Resource estimate are Glenn R. Clark, P.Eng, of Glenn R. Clark and Associates Ltd., and John Thornton of Thor Resources LLC. They are both arms’ length to Genco and have prepared, or supervised the preparation, of the information that forms the basis for this news release and verified the data disclosed.

The following tabulates the reserve and resources by area and category:

La Guitarra and Temascaltepec Silver-Gold Mining District Reserves & Resources
Category	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	Oz Ag	Oz Au	Oz eAg
Underground Reserves
Proven	577	208	1.50	292	3,858,000	27,800	5,417,000
Probable	1,608	209	1.45	290	10,804,000	74,900	14,992,000
Total Underground Reserves	2,185	209	1.46	291	14,662,000	102,700	20,409,000
La Guitarra Open Pit Reserves
Proven	2,615	87	0.80	132	7,314,000	67,200	11,097,000
Probable	4,209	77	0.72	117	10,419,000	97,300	15,833,000
Total Surface Reserves	6,824	81	0.75	123	17,733,000	164,500	26,930,000
Total Reserves	9,009	113	0.93	165	32,395,000	267,200	47,339,000
La Guitarra Open Pit Resources - 45 g/t eAg Cut-off
Measured	3,008	86	0.84	133	8,318,000	81,300	12,864,000
Indicated	5,972	76	0.77	119	14,594,000	147,800	22,851,000
Total M + I*	8,980	79	0.79	123	22,912,000	229,100	35,715,000
Inferred	2,683	75	1.00	130	6,408,000	86,600	11,257,000
Underground Inferred Resources
Total Underground Inferred	10,000	305	1.95	414	98,063,000	627,600	133,103,000
Total Inferred	12,683	256	1.75	354	104,471,000	714,200	144,360,000

*Open cut Measured & Indicated Resources include Proven & Probable Reserves

Underground Reserves were calculated using a 135 equivalent silver (“eAg”) grams per tonne (“g/t”) cut-off, a 20% dilution factor at zero grades. The methodology used for the Underground Reserves was standard polygonal projections on longitudinal sections. Proven was projected 0-15 metres from data points and Probable were projected 15-40 metres for all areas, except Santa Ana. Proven at Santa Ana were projected 0-15 metres and Probable 15–50 metres. Silver assays were cut to 1,500 g/t, and gold assays to 15 g/t.

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

The following tabulates the parameters used to create the Creston block model grade interpolations:

Parameter	Value, Distance or Method
Grade Estimation Method	IDP3
Block Size (length x width x bench Height)	10x3x3 metres
Composite Length	3 metres
Gold Outlier Cap	10 g/t
Gold Outlier Capping Distance	15 metres
Silver Outlier Cap	700 g/t
Silver Outlier Capping Distance	15 metres
Measured Distance	20 metres
Minimum Number of Composites for Measured	2
Indicated Projection Distance	20-50 metres
Minimum Number of Composites for Indicated	2
Inferred Projection Distance	+ 50 metres
Model Constraint	3D Solid/Wire Framing Model

Silver to gold ratio of approximately 56 to 1 representing a gold price of US$780/oz gold and a silver price of US$13.80/oz was used in the eAg calculation. As the recently released La Guitarra Feasibility Study neared completion, the average gold and silver prices used in the Feasibility Study and the NI 43-101 Compliant Technical Report were sufficiently close to US$800/oz gold and US$14/oz silver that these metal prices were adopted for the financial valuations presented in both documents. The silver to gold ratio was left at 56 to 1. Silver and gold recoveries are 82%-89% using the existing flotation circuit averages and estimated at 92% for silver and 90% for gold using a proposed new cyanide mill. The total estimated operating costs for mining, milling and general & administrative costs is US$38.40 per tonne of ore processed.

The Reserve and Resource calculations are based on assay data obtained from diamond drilling and sampling on surface, and ore body modelling. A total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes completed since August 2006, was the primary source of drill data.

The substantial increase in mining reserves and corresponding recoverable ounces are the result of very successful surface drill programs that nearly doubled the projects Underground Reserves from 11,516,000 eAg ounces to 20,411,704 eAg ounces. In addition, the mining reserves now include La Guitarra Open Pit Reserve of 26,933,051 ounces that were carried as Resources in the June 2008 Technical Report. This upgrade of the Open Pit deposit to Reserves is based on Kappes, Cassiday & Associates’ (“KCA”) projected processing costs of US$20.00 per tonne of ore to a proposed agitated leach, Merrill Crowe gold recovery plant at 3,000 TPD and Genco’s mining costs for the open pit, developed in conjunction with a mining contractor with current operations ongoing in Mexico, and the metal recoveries summarized in the KCA Feasibility Study.

The Feasibility Study has dramatically increased the projects expected equivalent silver ounces to be produced from the proposed expanded operations. The results of the drilling programs have not only increased the Proven and Probable Reserves for all operations, but the expected grades have increased from the most recent drilling assay results.

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

The following table shows the growth of Resources and Reserves by area and category:

Resource and Reserve Growth from 2008
Category	tonnes ('000)	oz Ag	oz Au	oz eAg
Reserves	639%	361%	548%	415%
Measured and Indicated	-17%	65%	34%	60%
Project Inferred	26%	6%	13%	11%

La Guitarra Mine including the San Rafael zone account for a large portion of the Underground Reserves and Resources. Included in the summary are Underground Reserves and Resources from other zones known as Nazareno, Coloso and Mina de Agua (Santa Ana veins).

The following tabulates the Underground Reserve by area:

La Guitarra and Temascaltepec Silver Gold Mining District Underground Reserves by Area
Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	Oz Ag	Oz Au	Oz eAg
Guitarra	1,063	188	1.80	289	6,415,000	61,300	9,855,000
Nazareno	240	146	0.79	190	1,122,000	6,100	1,462,000
Coloso	373	335	2.65	483	4,010,000	31,700	5,780,000
Mina de Agua	509	191	0.22	203	3,115,000	3,600	3,312,000
Total Reserves Underground	2,185	209	1.46	291	14,662,000	102,700	20,409,000

All surface Reserves and Resources are contained within La Guitarra open pit, which is situated above the existing La Guitarra Mine. A mine design has been developed for the surface deposit which would exploit the deposit through development of three separate open pits: La Cruz, Los Angeles and Creston.

The following tabulates the Open Pit Reserves by mining area:

La Guitarra and Temascaltepec Silver Gold Mining District Surface Reserves by Area
Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	Oz Ag	Oz Au	Oz eAg
La Cruz	1,585	83	0.76	125	4,741,000	42,200	7,099,000
Los Angeles	3,073	72	0.64	108	8,087,000	70,300	12,019,000
Creston	2,166	61	0.67	99	4,905,000	52,000	7,812,000
Total Reserves Open Pit Cut	6,824	81	0.75	123	17,733,000	164,500	26,930,000

It is estimated that at the conclusion of mining the identified Reserve contained in the three open pits there will be 2,156,000 tonnes of Measured & Indicated Resources remaining above the 45 g/t operating cut-off, containing 8,656,000 eAg ounces. Depending on the silver and gold prices prevailing at the end of the current proposed mine plan, and the prevailing operating costs at the time, it would have to be determined if further open pit mining would be justified beyond what has been determined in the current mine plan and Feasibility Study.

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

The following is a breakdown of the Open Cut Measured and Indicated Resources at 10 g/t eAg intervals:

Creston Resource by Class and Cut-off
Cut-off eAg g/t	Class	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	Oz Ag	Oz Au	Oz eAg
1	Measured	4,608,923	62	0.60	95	9,188,821	66,918	14,078,704
	Indicated	8,609,933	58	0.58	90	16,067,110	160,571	24,916,205
	M + I	13,218,856	59	0.59	92	25,255,931	249,489	38,994,909
	Inferred	4,001,103	54	0.73	95	6,947,252	93,917	12,222,019

10	Measured	4,328,709	65	0.63	101	9,047,141	97,688	14,057,865
	Indicated	8,238,985	60	0.60	94	15,981,965	159,820	25,038,411
	M + I	12,612,694	62	0.61	96	25,029,106	257,508	39,096,276
	Inferred	3,810,374	56	0.73	99	6,861,113	93,115	12,129,486

20	Measured	3,966,982	70	0.68	108	8,928,898	86,738	13,776,015
	Indicated	7,725,407	64	0.64	99	15,895,886	158,979	24,592,132
	M + I	11,692,389	66	0.66	103	24,813,343	245,717	38,368,147
	Inferred	3,474,568	61	0.83	108	6,815,069	92,729	12,066,124

30	Measured	3,590,744	76	0.74	117	8,774,808	85,439	13,508,587
	Indicated	7,125,531	68	0.68	106	15,579,939	155,799	24,286,376
	M + I	10,719,275	70	0.70	110	24,354,747	241,238	37,794,963
	Inferred	3,187,303	66	0.89	115	6,764,051	91,212	11,785,847

40	Measured	3,194,151	82	0.80	127	8,421,877	82,165	13,043,639
	Indicated	6,381,900	73	0.74	114	14,980,023	151,852	23,393,460
	M + I	9,371,302	76	0.76	119	23,401,900	234,017	36,437,099
	Inferred	2,859,991	71	0.96	125	6,529,240	88,283	11,495,141

50	Measured	2,800,997	90	0.88	138	8,105,578	79,257	12,428,861
	Indicated	5,550,536	79	0.81	124	14,099,432	144,564	22,130,754
	M + I	8,351,534	83	0.83	129	22,205,101	223,821	34,559,615
	Inferred	2,493,972	77	1.06	136	6,174,786	85,004	10,906,115

60	Measured	2,431,322	98	0.96	152	7,661,401	75,050	11,882,988
	Indicated	4,784,115	86	0.89	135	13,229,586	136,909	20,767,059
	M + I	7,215,437	90	0.91	141	20,890,987	211,959	32,650,047
	Inferred	2,167,428	83	1.16	148	5,784,454	80,843	10,314,448

Genco’s Acting CEO, Robert Gardner, stated, “We are extremely pleased with the growth in Reserves and Resources at La Guitarra. Genco will continue to work towards its goal of growing La Guitarra into one of the premier silver mines in the Americas.”

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

For more information on Genco’s Mineral Reserves and Resources, please refer to the full La Guitarra Mine Technical Report dated January 29, 2010, which can be found on SEDAR at www.sedar.com or on Genco’s website at www.gencoresources.com.

At this time, Genco reports that Dr. Chris Wilson has informed the Company he will be resigning from Genco’s Board of Directors, effective immediately. Genco wishes Dr. Wilson success in his future endeavours.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco aims to create solid shareholder value through increased silver production and reserve & resource growth.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: (604) 682-2205 ext. 227
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.